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Exhibit 99.2

Liberty Media Corporation
Reconciliation of Liberty Media Corporation ("LMC") Net Assets and
Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings

March 31, 2011 (unaudited)
amounts in millions

Liberty Media Corporation Net Assets	$11,641
Reconciling items:
LMC put option obligations	10

Liberty Media LLC Net Assets	$11,651

Liberty Media Corporation Net Earnings	$399
Reconciling items:
LMC selling, general and administrative expenses	1
Unrealized gain on LMC put options	(10)

Liberty Media LLC Net Earnings	$390

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  Exhibit 99.2